STATEMENT OF FINANCIAL FUTURES

Dreyfus BASIC U.S. Mortgage Securities Fund
March 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 3/31/2006 ($)
Financial Futures Short				
U.S. Treasury 10 Year Notes	60	6,383,438	June 2006	**29,063**

STATEMENT OF INVESTMENTS

Dreyfus BASIC U.S. Mortgage Securities Fund

March 31, 2006 (Unaudited)

Bonds and Notes--100.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Home Equity Loans--.6%				
Equivantage Home Equity Loan				
Trust, Ser. 1996-2, Cl. A4	8.05	6/25/27	1,144,532	**1,141,104**
Asset-Backed Ctfs./Other--.1%				
Long Beach Asset,				
Ser. 2004-6, Cl. N1	4.50	11/25/34	170,162 a	**169,857**
Residential Mortgage Pass- Through Ctfs.--4.1%				
Countrywide Home Loan Mortgage				
Pass-Through Trust,				
Ser. 2002-19, Cl. B1	5.95	11/25/32	906,593	905,949
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	2,883,537	2,893,679
GMAC Mortgage Corporation Loan				
Trust, Ser. 2004-J1, Cl. M3	5.50	4/25/34	1,365,691	1,243,333
GSR Mortgage Loan Trust II,				
Ser. 2004-12, Cl. 2A2	3.55	12/25/34	2,362,954 b	2,319,893
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	575,000	556,629
Ocwen Residential MBS,				
Ser. 1998-R1, Cl. B1	7.00	10/25/40	331,754 a	334,397
				8,253,880
U.S. Government Agencies/Mortgage-Backed--94.2%				
Federal Home Loan Mortgage Corp.;				
Stripped Security, Interest				
Only Class, Ser. 1987,				
Cl. PI, 7.00%, 9/15/12			90,690 c	11,092
Federal National Mortgage Association:				
5.50%			4,090,000 d	3,992,863
6.00%			10,775,000 d	10,919,708
5.00%, 1/1/18 - 4/1/20			4,005,773	3,909,456
Ser. 2002-55, Cl. GD,				
5.50%, 11/25/15			110,240	110,013
Government National Mortgage Association I:				
5.00%			37,058,000 d	35,899,938
6.00%			7,300,000 d	7,384,388
5.00%, 11/15/33 - 1/15/34			927,453	899,773
5.50%, 6/15/20 - 9/15/35			51,812,703	51,357,128
6.00%, 10/15/19 - 12/15/33			3,674,822	3,725,018
6.50%, 10/15/10 - 9/15/31			49,491	51,111
7.00%, 1/15/24 - 2/15/24			114,455	119,355
7.50%, 12/15/23			20,084	21,132
8.00%, 4/15/08 - 12/15/22			541,101	571,052
8.50%, 1/15/20 - 3/15/22			61,274	66,163
9.00%, 11/15/19 - 11/15/22			23,440	25,327

9.50%, 9/15/19 - 10/15/20	15,670	17,255
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	845,071	821,747
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	944,167	910,809
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	2,049,983	1,993,469
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	1,994,398	1,932,312
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	2,545,392	2,462,399
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	773,209	755,240
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,000,000	971,750
Government National Mortgage Association II:		
4.38%, 4/20/30	512,169 [b]	514,940
4.50%, 7/20/30 - 8/20/30	254,256 [b]	254,568
5.00%, 9/20/33 - 1/20/36	14,437,236	13,942,221
5.50%, 1/20/34 - 1/20/36	11,593,169	11,451,684
6.00%, 6/20/35 - 3/20/36	24,747,456	24,971,312
6.50%, 6/20/31 - 7/20/31	899,748	923,925
7.00%, 12/20/27 - 8/20/31	1,570,799	1,626,438
9.00%, 1/20/20 - 7/20/25	43,305	46,866
9.50%, 9/20/21 - 12/20/21	23,067	25,378
Ser. 2004-39, Cl. LC, 5.50%, 12/20/29	5,055,000	5,030,897
		187,716,727
U.S. Treasury Inflation Protected Securities--1.7%		
1.63%, 1/15/15	3,478,171 [e,f]	**3,283,517**
U.S. Treasury Notes--.1%		
3.50%, 8/15/09	225,000 [g]	**215,858**
Total Bonds and Notes		
(cost $204,532,462)		**200,780,943**

Other Investment--1.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $1,921,000)	1,921,000 [h]	**1,921,000**

Short-Term Investments--27.5%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
4.02%, 4/6/06	8,000,000	7,997,120
4.31%, 4/27/06	20,000,000	19,940,000
4.33%, 4/20/06	7,000,000	6,985,020
4.52%, 5/18/06	20,000,000	19,888,600
Total Short-Term Investments		
(cost $54,799,123)		**54,810,740**

Investment of Cash Collateral for Securities Loaned--1.5%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Cash
   Advantage Plus Fund
   (cost $3,111,625)   3,111,625 [h]   **3,111,625**

Total Investments (cost $264,364,210)	**130.8%**	**260,624,308**
Liabilities, Less Cash and Receivables	**(30.8%)**	**(61,408,929)**
Net Assets	**100.0%**	**199,215,379**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $504,254 or .3% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   Notional face amount shown.

d   Purchased on a forward commitment basis.

e   This security is on loan. At March 31, 2006, the total market value of the fund's security on loan is $3,038,478 and the total market value of the collateral held by the fund is $3,111,625.

f   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

g   Held by a broker as collateral for open financial futures positions.

h   Investments in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.